777 NORTH BROADWAY - Mail Code HS-02

LOS ANGELES, CALIFORNIA  90012

(213) 346-3788 • FAX (213) 617-0981

Perry Oei Senior Vice President and General Counsel
October 26, 2007

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, DC 20549-4563

Attn:  Christian N. Windsor

Re:       Cathay General Bancorp

            Definitive Proxy Statement on Schedule 14A

            Filed April 20, 2007

            File No. 000-18630

Ladies and Gentlemen:

            In connection with the letter from the Staff of the Securities and Exchange Commission dated September 26, 2007 relating to the above-referenced definitive proxy statement on Schedule 14A, Cathay General Bancorp (the “Company”) hereby acknowledges that:

            •           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            •           Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

            •           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            The Company also understands that the Division of Enforcement has access to all information the Company provides to the Staff of the Division of Corporation in connection with its review of the Company’s filing or in response to comments.

                                                                        Sincerely,

                                                                        CATHAY GENERAL BANCORP

                                                                        By: /s/ Perry P. Oei
                                                                        Name: Perry P. Oei
                                                                        Title:   Senior Vice President & General Counsel

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